Exhibit 99.1

Kitov Announces Settlement Agreement with Minority Shareholder of Recently Acquired TyrNovo

Minority shareholder will invest additional funds to support TyrNovo’s R&D in concert with Kitov’s investment

Tel Aviv, Israel -- February 10, 2017 -- Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), an innovative biopharmaceutical company, announced today that, following its acquisition of a controlling interest in TyrNovo Ltd., a privately held Israeli company developing a novel small molecule for various oncology indications, a settlement agreement between Kitov, TyrNovo and a minority shareholder of TyrNovo was finalized and a final ruling was issued by the Israeli court. These actions follow a court motion filed on January 19, 2017, by the minority shareholder in connection with the acquisition of TyrNovo by Kitov.

As part of the settlement, agreements were signed among Kitov, TyrNovo and the minority shareholder under which the minority shareholder agreed to invest in TyrNovo up to an aggregate amount of US$ 1.75 million following the achievement of an agreed upon milestone, and Kitov agreed to invest in TyrNovo up to an aggregate amount of US$ 1.0 million, with all investments in the form of convertible loans to be made on the same terms and conditions, and according to a pre-determined schedule. In addition, Kitov, TyrNovo and the minority shareholder signed an agreement dismissing any and all legal proceedings or claims against Kitov and TyrNovo in connection with the acquisition of TyrNovo by Kitov.

“We are pleased to have reached this settlement with the TyrNovo minority shareholder. With the expected upcoming submission to the U.S. Food and Drug Administration (FDA) of the New Drug Application for our lead drug candidate, KIT-302, the settlement enables us to focus on the clinical and commercial development of KIT-302 and TyrNovo’s NT219, a promising new cancer therapy candidate. As a result of the settlement, we expect to be able to reduce the financial resources required to be funded by Kitov in TyrNovo, while creating further value for Kitov stakeholders by advancing NT219 towards a timely submission to the FDA of an Investigational New Drug Application,” stated Mr. Isaac Israel, Kitov’s Chief Executive Officer.

About NT219

NT219 is a small molecule that presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of signal transducer and activator of transcription 3 (STAT3). While targeted anti-cancer drugs inhibit the "ON" signal, NT219 activates the "OFF" switch, extensively blocking major oncogenic pathways. In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing multi-drug resistance and ameliorating multi-drug resistance after resistance is acquired. NT219, in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers, through the prevention of acquired resistance and regression of resistant tumors.

About TyrNovo

TyrNovo is developing NT219, a small molecule originally developed by Dr. Hadas Reuveni and Prof. Alexander Levitzki at the Hebrew University, and exclusively licensed from Yissum, the Hebrew University Research Development Company. TyrNovo demonstrated the potential of NT219 to overcome resistance to multiple anti-cancer drugs, by using the Patient-Derived Xenograft (PDX) models, in collaboration with Prof. Izhak Haviv from the Bar-Ilan University and Prof. M. Stemmer from Clalit HMO.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial and its New Drug Application for the U.S. Food and Drug Administration is currently being prepared for submission. Kitov's newest drug, NT219 is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:
Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com